Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer

Brookfield Residential Properties Inc.

4906 Richard Road SW

Calgary, Alberta

T3E 6L1

2.	Date of Material Change

December 23, 2014

3.	News Release

A news release was issued by Brookfield Residential Properties Inc. (the “Company”) on December 23, 2014 via Marketwired and filed on SEDAR. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

On December 23, 2014, the Company announced that it entered into a definitive arrangement agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management will acquire the approximately 30.6% of common shares of Brookfield Residential not already owned by Brookfield Asset Management and its affiliates (about 35.9 million shares) by way of a court-approved plan of arrangement under Ontario law.

Under the terms of the arrangement agreement, shareholders of the Company will receive US$24.25 in cash per common share, which is $1.25 more than Brookfield Asset Management’s initial October 23, 2014 proposal to privatize the Company for US$23.00 per share. The US$24.25 per share consideration represents a premium of approximately 25% to the 30-day volume weighted average price of the common shares on the NYSE and TSX for the period ended October 22, 2014 (being the last trading day prior to the announcement of Brookfield Asset Management’s privatization proposal). The transaction provides total consideration to minority shareholders of the Company of approximately US$871,000,000.

5.	Full Description of Material Change

A full description of the material change is set forth in Schedule A.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Craig Laurie

Executive Vice President and Chief Financial Officer of Brookfield Residential

Tel.: 212-417-7040

9.	Date of Material Change Report

December 24, 2014

SCHEDULE A

(See Attached)

1

BROOKFIELD RESIDENTIAL AND BROOKFIELD ASSET MANAGEMENT ENTER INTO DEFINITIVE AGREEMENT FOR GOING PRIVATE TRANSACTION

Calgary, Alberta and Toronto, Ontario, December 23, 2014 – Brookfield Residential Properties Inc. (BRP: NYSE/TSX) and Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced that they have entered into a definitive arrangement agreement pursuant to which Brookfield Asset Management will acquire the approximately 30.6% of common shares of Brookfield Residential not already owned by Brookfield Asset Management and its affiliates (about 35.9 million shares) by way of a court-approved plan of arrangement under Ontario law.

Under the terms of the arrangement agreement, shareholders of Brookfield Residential will receive US$24.25 in cash per common share, which is $1.25 more than Brookfield Asset Management’s initial October 23, 2014 proposal to privatize Brookfield Residential for US$23.00 per share. The US$24.25 per share consideration represents a premium of approximately 25% to the 30-day volume weighted average price of the common shares on the NYSE and TSX for the period ended October 22, 2014 (being the last trading day prior to the announcement of Brookfield Asset Management’s privatization proposal). The transaction provides total consideration to minority shareholders of Brookfield Residential of approximately US$871,000,000.

The Brookfield Residential Board of Directors approved the arrangement agreement following the report and favourable recommendation of its Special Committee of independent directors established to review and consider the arrangement. The Brookfield Residential Board intends to unanimously recommend that shareholders of Brookfield Residential approve the arrangement.

In coming to this conclusion, the Brookfield Residential Board determined that the arrangement is in the best interests of Brookfield Residential and is substantively and procedurally fair to its unaffiliated shareholders. Morgan Stanley Canada Limited, the independent valuator and financial adviser to the Special Committee, concluded that, as of December 23, 2014, based upon and subject to the analyses, assumptions, qualifications and limitations set forth in its valuation and fairness opinion, in addition to other factors that it considered relevant, the consideration being offered under the arrangement to shareholders of Brookfield Residential other than Brookfield Asset Management and its affiliates was fair, from a financial point of view, to such shareholders and that the fair market value of a common share of Brookfield Residential was in the range of US$22.00 to US$27.00. A copy of the Morgan Stanley valuation and fairness opinion, the factors considered by the Special Committee and Brookfield Residential’s Board of Directors and other relevant background information will be included in the management information circular that will be sent to Brookfield Residential shareholders in connection with the special meeting scheduled for March 10, 2015 (the “Meeting”) to be called to consider the arrangement.

“After an extensive process, we are pleased to have come to terms on a transaction that has the full support of the Brookfield Residential Board,” said Cyrus Madon, Senior Managing Partner of Brookfield Asset Management. “We believe that the transaction offers strong value for Brookfield Residential shareholders, and we look forward to working towards its successful completion in early 2015.”

The implementation of the arrangement is subject to the approval of at least two-thirds of the votes cast at the Meeting by Brookfield Residential shareholders present in person or by proxy and by a majority of the votes cast by Brookfield Residential shareholders other than Brookfield Asset Management and its affiliates. Completion of the Arrangement is also subject to certain customary conditions, including the approval of the Ontario Superior Court of Justice.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

* * * * * * * *

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets. We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division. We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures. Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:

Nicole French

Investor Relations

Tel: 1.403.231.8952

Email: nicole.french@brookfieldrp.com

Brookfield Asset Management Inc. is a global alternative asset manager with approximately $200 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York Stock Exchange, Toronto Stock Exchange and Euronext under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please visit our website at www.brookfield.com or contact:

Note: This news release contains “forward-looking statements” within the meaning of Canadian securities laws and United States federal securities laws. Certain statements in this news release, including details regarding the arrangement with Brookfield Asset Management, and those statements preceded by, followed by, or that include the words “proposal”, “would’, “subject to”, “believe”, “projected”, “planned”, “anticipate”, “should”, “goals”, “expected”, “potential”, “estimate”, “targeted”, “scheduled”, or similar expressions, constitute “forward-looking statements”. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements.

Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to, the arrangement with Brookfield Asset Management successfully occurring and the fact that our business may suffer as a result of uncertainty surrounding the arrangement, and additional risks and uncertainties referred to in our filings with the securities regulators in Canada and the United States, many of which are beyond our control. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. However, any further disclosures made on related subjects in subsequent reports should be consulted.